Exhibit 99.1

Canaan Inc. Secures Follow-On Order from HIVE for 5,000 Avalon A15-194T Miners

Complementing the Earlier November Order of 6,500 Avalon A1566 Miners

SINGAPORE, November 20, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that Canaan Creative Global Pte. Ltd. (“CCG”), a wholly owned Singapore subsidiary of the Company, has entered into a follow-on order purchase agreement with HIVE Digital Technologies Ltd (“HIVE”), for its Avalon A15-194T miners.

According to the purchase agreement, CCG will provide HIVE with 5,000 Avalon A15-194T miners, with an average computing power of 194 Terahash per second (TH/s), expected to be delivered in the first quarter of 2025.

“We sincerely thank HIVE for placing another order of our recently upgraded A15 series in such a short span, highlighting their strong commitment to strategically expanding their Bitcoin mining operations,” said Nangeng Zhang, Chairman and CEO of Canaan. “HIVE’s exceptional team, operating across nine time zones and five languages, exemplifies their dedication to advancing ESG-focused initiatives, including green energy integration, grid balancing, and heat recovery. By adopting a power-first approach and addressing the surging demand for AI computing capacity, HIVE is laying the foundation for a flexible energy infrastructure platform designed to evolve alongside breakthrough technologies for decades to come.”

The Avalon Miner A1566 is the second generation of 1xJ/T series products released by Canaan. Designed to provide a more dependable mining experience, the A1566 sets a new benchmark in performance with improved power efficiency and is the result of Canaan’s ongoing market research and its investment in product development.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Canaan Inc.’s anticipated financing plans and its intended use of proceeds contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com